FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated September 12, 2006 (“Verizon Wireless Launches the New BlackBerry 8703e")

News Release dated September 13, 2006 (“Mobistar and Research In Motion launch EDGE-enabled BlackBerry 7130g in Belgium")

Page No 3 3

Document 1

FOR IMMEDIATE RELEASE
September 12, 2006

MEDIA CONTACTS:
Brenda Boyd Raney
Verizon Wireless
908.559.7518
Brenda.Raney@verizonwireless.com

Marisa Conway
Brodeur for RIM
212.771.3639
mconway@brodeur.com

VERIZON WIRELESS LAUNCHES THE NEW BLACKBERRY 8703E

BASKING RIDGE, N.J., WATERLOO, ON and LOS ANGELES – Verizon Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the new BlackBerry® 8703e operating on Verizon Wireless’ Evolution-Data Optimized (EV-DO) network. Available to Verizon Wireless customers beginning Sunday, September 17, the BlackBerry 8703e integrates advanced device hardware, software and network technologies in a powerful handset with a full 35-key QWERTY keyboard.

The BlackBerry 8703e offers Verizon Wireless customers an exceptional user experience for “push” e-mail, Web browsing and other mobile data applications, together with premium mobile phone features including dedicated phone keys, smart dialing, conference calling, speed dialing, call forwarding, built-in speakerphone for conference calls and hands-free use and Bluetooth® support for use with headsets and car kits.

The large, bright, high-resolution LCD screen on the BlackBerry 8703e incorporates intelligent light sensing technology that automatically adjusts LCD and keyboard lighting levels to provide optimized viewing in indoor, outdoor and dark environments.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data. For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP e-mail accounts) from a single device.

Verizon Wireless customers can use their BlackBerry 8703e handset as a modem and get BroadbandAccess on Verizon Wireless’ award-winning Evolution-Data Optimized (EV-DO) network. A simple cable connection from the BlackBerry 8703e to a laptop and a subscription to BroadbandAccess Connect gives customers the option of using Verizon Wireless’ wireless broadband service to download data.

BroadbandAccess Connect provides a cost-effective solution for customers who want the option of accessing the Internet from their laptop. Customers can use BroadbandAccess Connect to download large documents at speeds averaging 400 to 700 kbps on Verizon Wireless’ BroadbandAccess service, anywhere within the BroadbandAccess coverage area. For customers who travel outside a BroadbandAccess coverage area, the handset can seamlessly switch to Verizon Wireless’ 1xRTT NationalAccess network to remain connected.

The BlackBerry 8703e is available from Verizon Wireless for $349.99 with a new two-year customer agreement beginning on Sunday, September 17 online and through Verizon Wireless business sales channels on Monday, September 18. It will be available though Verizon Wireless Communications Stores in October. BroadbandAccess Connect is available to BlackBerry 8703e customers for $15 monthly access in conjunction with a qualifying voice plan and unlimited data plan; or $30 monthly access in conjunction with an unlimited data plan.   For more information about the BlackBerry 8703e from Verizon Wireless, customers can contact a Verizon Wireless business sales representative directly at 1-800-VZW 4 BIZ or visit www.verizonwireless.com.

_________________

About Verizon Wireless

Verizon Wireless owns and operates the nation’s most reliable wireless network, serving 54.8 million voice and data customers. Headquartered in Basking Ridge, N.J., Verizon Wireless is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD). Find more information on the Web at www.verizonwireless.com.  To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

September 13, 2006

FOR IMMEDIATE RELEASE

Mobistar and Research In Motion launch EDGE-enabled BlackBerry 7130g in Belgium

Brussels, Belgium and Waterloo, ON - Mobistar and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the BlackBerry® 7130g for business and individual mobile customers in Belgium.

Operating on Mobistar’s high-speed GSM/GPRS/EDGE wireless network, the stylish, lightweight handset provides the renowned advantages of the BlackBerry platform and delivers an exceptional mobile experience for Mobistar customers with support for “push” email, phone, text messaging, Web browser, organizer and other mobile applications.

The typing experience on the BlackBerry 7130g is exceptional thanks to RIM’s SureType™ keyboard technology that converges a phone keypad and an AZERTY keyboard to fit elegantly within the size constraints of a traditional mobile phone design.  SureType provides users with an instinctively familiar look and feel and allows them to dial phone numbers and type messages quickly, accurately and comfortably.

“The BlackBerry 7130g delivers all the benefits of the BlackBerry experience to users who prefer the traditional mobile phone form factor,” said Stephane Beauduin, Head of Business Marketing at Mobistar. “This new offering from Research In Motion represents the perfect way for our customers to reap even more benefits from our high-speed EDGE network for their communications both inside and beyond the workplace.”

“We are really delighted to make the BlackBerry 7130g available to Mobistar customers in Belgium,” said Charmaine Eggberry, Vice President and Managing Director, EMEA at Research In Motion. “The BlackBerry 7130g leverages the benefits of Mobistar’s powerful EDGE network together with the robust BlackBerry mobile platform to deliver a powerful and distinct user experience.”

The BlackBerry 7130g incorporates premium phone features such as speed dial, speaker phone, call forwarding and Bluetooth® to enable hands-free options.

The BlackBerry 7130g features a bright 240x260 LCD screen that supports more than 65,000 colors and uses active matrix transmissive technology to deliver exceptionally vivid graphics. It also automatically adjusts both the screen and keyboard lighting to provide the best lighting for outdoor, indoor and dark environments.

For corporate customers, BlackBerry® Enterprise Server software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise®, and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

— more —

For individuals and smaller businesses, BlackBerry® Internet Service allows users to manage up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

_________________

About Mobistar

Mobistar (EURONEXT BRUSSELS: MOBB) is one of the main actors in the world of telecommunications in Belgium, active in mobile telephony, fixed telephony, ADSL and on other markets with a strong growth potential (data transmission, etc.). Mobistar is part of the Orange Group which brings together most of the mobile activities of France Telecom. Mobistar is listed on the Brussels Stock Exchange. On 31 June 2006 Mobistar counted a total of 3,019,508 active customers for mobile telephony.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 13, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller